(LETTERHEAD OF ADAMS & REESE LLP)
July 29, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc. Amendment No. 19 to Registration Statement on Form S-1/A Supplemental Response Filed July 28, 2009 File No. 333- 142535
Ladies and Gentlemen:
     We are responding to the comment received in a letter dated July 29, 2009 from Mr. Jeffrey Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 19 to the Registration Statement on Form S-1/A of Cumberland Pharmaceuticals filed July 17, 2009. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals to the comment contained in Mr. Riedler’s letter of July 29, 2009.
Amendment No. 19 to Registration Statement on Form S-1/A
Prospectus Summary
Recent Developments, page 3
1.
Have all closing procedures been completed, including recording adjustments for expense accruals and taxes? If closing procedures have not been completed, then the preliminary unaudited results do not appear to be in conformity with GAAP and should be removed from the document.

United States Securities and Exchange Commission
July 29, 2009

     If all closing procedures have been completed and the results are in conformity with GAAP, then please revise to present net income, and present expected net revenue, operating income and net income per share, rather than ranges.

Response: The Company will comply with this comment by omitting the proposed disclosure section entitled “RECENT DEVELOPMENTS” from the Prospectus Summary of Amendment 20 of the Company’s Registration Statement.

We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Kolin Holladay.
Sincerely,
ADAMS AND REESE LLP
Martin S. Brown, Jr.

MSB/jf
cc:	Rose Zukin, Esq., United States Securities and Exchange Commission Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc. Donald J. Murray, Esq., Dewey & LeBoeuf LLP, Counsel to the underwriters